VIA EDGAR and FACSIMILE (202-772-9368)

September 26, 2007

Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-6010

Re:	China Architectural Engineering, Inc.
Registration Statement on Form S-1
File No. 333-138603

Dear Ms. Long:

WestPark Securities LLC respectfully joins the request of China Architectural Engineering, Inc. (the “Company”), that the Commission accelerate the effective date of the Company’s Registration Statement on Form S-1, File No. 333-138603, as amended, to 4:30 p.m. Eastern Standard Time on September 27, 2007 or as soon thereafter as practicable.

If requested, we will provide the Commission details in a supplemental letter of the distribution of the preliminary prospectus dated September 21, 2007.

WESTPARK SECURITIES LLC
As Representative

/s/ Richard Rappaport______
By: Richard Rappaport